--------------------------------------------------------------------------------
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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                               -----------------

                                   FORM 11-K

                               -----------------

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the Fiscal Year Ended December 31, 2000


                                       OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from                 to
                              ----------------   -----------------

Commission file number 0-18348


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        BE Aerospace, Inc. Savings Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        BE Aerospace, Inc.
                        1400 Corporate Center Way
                        Wellington, Florida 33414-2105



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

BE AEROSPACE, INC.
SAVINGS PLAN

Financial Statements as of December 31, 2000 and 1999 and the Three Fiscal Years in the Period Ended December 31, 2000, Supplemental Schedules, and Independent Auditors' Report

BE AEROSPACE, INC. SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                            PAGE

INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS:
Statements of net assets available for benefits
  as of December 31, 2000 and 1999                                            3
Statements of changes in net assets available for benefits
  for the years ended December 31, 2000, 1999, and 1998                       4
Notes to financial statements for the years ended
  December 31, 2000, 1999, and 1998                                           5

SUPPLEMENTAL SCHEDULES PROVIDED PURSUANT TO THE DEPARTMENT
  OF LABOR'S RULES AND REGULATIONS:
Schedule of assets held for investment purposes
  as of December 31, 2000                                                    12
Schedule of reportable series of transactions
  for the year ended December 31, 2000                                       13

SIGNATURE                                                                    14

INDEPENDENT AUDITOR'S CONSENT                                                15

Supplemental schedules are included pursuant to the Department of Labor's Rules and Regulations for Reporting and Disclosure. All other schedules required by the Department of Labor are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT



The Benefits Administrative Committee
BE Aerospace, Inc. Savings Plan
Wellington, Florida


We have audited the accompanying statements of net assets available for benefits of BE Aerospace, Inc. Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the three fiscal years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000, and schedule of reportable series of transactions for the year ended December 31, 2000, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



DELOITTE & TOUCHE LLP

Costa Mesa, California
May 30, 2001

BE AEROSPACE, INC. SAVINGS PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2000 AND 1999
-----------------------------------------------------------------------------------------------------


                                                                   2000                     1999
ASSETS:
Investments, at fair value:
  Investment in the PW Trust Company Pooled Trusts              $55,852,585              $57,212,033
  BE Aerospace, Inc. common stock                                 8,318,291                3,317,138
  Loans to participants                                             242,173                  211,856
                                                                -----------              -----------

    Total investments                                            64,413,049               60,741,027

RECEIVABLES:
Employer contributions                                               55,599                  340,335
Employee contributions                                              137,280                  119,118
                                                                -----------              -----------

    Total receivables                                               192,879                  459,543

CASH AND CASH EQUIVALENTS                                           360,647                8,467,475
                                                                -----------              -----------

    Total assets                                                 64,966,575               69,668,045

LIABILITIES:
Accrued plan asset transfer                                                                8,746,836
                                                                -----------              -----------

NET ASSETS AVAILABLE FOR BENEFITS                               $64,966,575              $60,921,209
                                                                ===========              ===========


See independent auditors' report and notes to financial statements.

BE AEROSPACE, INC. SAVINGS PLAN


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998
-----------------------------------------------------------------------------------------------------------------------------

                                                                      2000                     1999                    1998
NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                                               $60,921,209              $59,217,898              $46,536,536

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
  Net appreciation in fair value of investments                       678,441                7,491,871                6,871,721
  Interest and dividends                                               51,415                   42,332                   46,875
                                                                  -----------              -----------              -----------

    Total investment income                                           729,856                7,534,203                6,918,596

Contributions and rollovers                                        12,935,817               11,792,628                9,918,008
                                                                  -----------              -----------              -----------

      Total additions to net assets                                13,665,673               19,326,831               16,836,604

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
Distributions to participants or their beneficiaries                9,170,643                8,358,583                3,681,594
Plan administrative expenses                                          449,664                  518,101                  473,648
Accrued plan asset transfer                                                                  8,746,836
                                                                  -----------              -----------              -----------

      Total deductions from net assets                              9,620,307               17,623,520                4,155,242
                                                                  -----------              -----------              -----------

NET INCREASE                                                        4,045,366                1,703,311               12,681,362
                                                                  -----------              -----------              -----------

NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                                                     $64,966,575              $60,921,209              $59,217,898
                                                                  ===========              ===========              ===========


See independent auditors' report and notes to financial statements.

BE AEROSPACE, INC. SAVINGS PLAN



NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998
-------------------------------------------------------------------------------


1.      GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Description of Plan - Effective August 1, 1988, BE Aerospace, Inc. (the Company) adopted the BE Aerospace, Inc. Savings Plan (formerly the BE Aerospace, Inc. Savings and Profit Sharing Plan and Trust) (the Plan) as amended and restated, a defined contribution retirement plan designed to qualify under Internal Revenue Code (IRC) Section 401(a) and 401(k) for the cash or deferred arrangement part of the Plan.

        Under the Plan, contributions are made on behalf of employees (participants) who choose to defer a portion of their total gross pay. In June 2000, the Plan was amended to allow participants to request a hardship loan or make a hardship withdrawal, as specified by such amendment. Effective December 1994, the Plan was amended to allow participants to make a contribution election from 2% to 15%. Company contributions are made in the form of Company common stock (the Stock). Participants age 55 or older have the option of receiving the matching contribution in cash. The Stock is held by PW Trust Company (the Trustee) and adjusted to fair value as determined by published market prices. Resulting unrealized gains and losses are included in the statement of changes in net assets available for benefits.

        In July 2000, $3,587,099 was rolled into the Plan related to the 1999 acquisition of SMR Technologies, Inc. In March 1999, $1,210,615 was rolled into the Plan and participant loans receivable of $105,887 was transferred to the Plan related to the 1998 acquisition of Aerospace Lighting Corporation. Such Plan transfers have been included in contributions and rollovers.

        Basis of Accounting - The financial statements of the Plan are prepared under the accrual basis of accounting generally accepted in the United States of America and present the net assets available for benefits and the changes in those net assets.

        Company Contributions - The Plan provides for employer-matching contributions of the participant's contributions to be determined by Company management. During the year ended December 31, 2000, matching contributions were 50% of deferrals up to 8% of eligible compensation (as defined) for a maximum matching contribution of 4%, and during the years ended December 31, 1999 and 1998, matching contributions were 50% of deferrals up to 3% of eligible compensation (as defined).

        Termination Benefits and Vesting - Upon termination of employment with the Company, participants are immediately vested in their contributions and are entitled to receive all vested contributions, with 100% vesting of Company contributions after five years of service.

        Forfeitures - Forfeited nonvested account balances of $336,772, $269,311, and $96,869 were used to reduce employer contributions in 2000, 1999, and 1998, respectively.

        Cash and Cash Equivalents - Cash and cash equivalents consist of highly liquid investments with initial maturities of 90 days or less.

BE AEROSPACE, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998 (CONTINUED)
-------------------------------------------------------------------------------


        Investment in the PW Trust Company Pooled Trusts - The investment in the PW Trust Company Pooled Trusts (the Trusts) consists primarily of a guaranteed insurance contract (GIC) and certain debt and equity securities held by the Trusts. It is the policy of the Trusts to hold GIC investments until maturity. GIC investments are stated at contract value that approximates their fair value at December 31, 2000 and 1999, as determined by quoted or published market prices. All other investments are stated at their fair value.

        Investment Elections - With PW Trust Company as Trustee, participants may elect the following investment options:

            GIC Portfolio - Seeks to offer stability while maximizing current income through investments in fixed income securities, primarily insurance and bank investment contracts.

            Balanced Value Portfolio - Seeks to achieve long-term capital growth through investments in a diversified range of stocks, bonds, and other fixed income securities.

            Capital Growth Portfolio - Seeks to achieve long-term capital growth through investment in large capitalization stocks with positive earnings momentum.

            Strategic Balanced Portfolio - Seeks to invest in a blend of equity and fixed income securities to achieve long-term capital growth.

            Strategic Growth Portfolio - Seeks to invest in growth companies across the capitalization spectrum to achieve long-term capital growth.

            Mid-Cap Value Portfolio - Seeks to generate a return in excess of the Russell Midcap Value Index over a full market cycle or rolling five-year average.

            Overseas Equity Portfolio - Seeks to invest in equity securities of non-U.S. companies in both mature and emerging economies around the globe.

            S&P 500 Index Portfolio - Seeks to replicate the return of the Standard & Poor's (S&P) 500 Composite Stock Price Index, a broad group of 500 selected large capitalization common stocks, before expenses are charged to the portfolio.

            Small Company Growth Portfolio - Seeks to invest in smaller market capitalization companies that have the potential for greater growth compared to the stock market and the overall economy.

            Concentrated Growth Portfolio - Seeks to generate a total return in excess of the Russell 1000 Growth Index over a three- to five-year investment horizon by investing in large- and mid-market capitalization companies.

BE AEROSPACE, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998 (CONTINUED)
-------------------------------------------------------------------------------


            Conservative Bond Portfolio - Seeks to preserve capital, maintain market liquidity, and achieve a total return in excess of industry benchmarks without assuming undue risk.

        Income Taxes - The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986 (IRC) and is intended to be exempt from taxation under 501(a) of the IRC. The Plan received a favorable Internal Revenue Service determination letter dated August 20, 1998. There were no significant amendments to the Plan between the date of the determination letter and December 31, 2000. Therefore, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the related trust was tax exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.

        Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

        Payments of Benefits - Benefits are recorded when paid. There were no unpaid benefits to terminated participants of the Plan at December 31, 2000, 1999, and 1998.

        Administrative Expenses - Administrative expenses are paid by the Plan.

        Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

        Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

        New Accounting Pronouncement - Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, is effective for all fiscal years beginning after June 15, 2000. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Under SFAS No. 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Plan adopted SFAS No. 133 effective January 1, 2001. The adoption of SFAS No. 133 did not have a material impact on the financial position, results of operations, or cash flows of the Plan.

BE AEROSPACE, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998 (CONTINUED)
-------------------------------------------------------------------------------


        Reclassifications - Certain 1999 and 1998 amounts have been reclassified to conform with the 2000 presentation.

        The foregoing description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.


2.      INVESTMENTS

        Investments consist of the following:

                                                                              AS OF DECEMBER 31, 2000
                                                                         ---------------------------------
                                                                                                FAIR
                                                                             COST              VALUE
        GIC Portfolio of the PW Trust Company
          Pooled Trust for Employee Benefits Plan                        $ 8,164,869         $ 9,197,133
        Balanced Value Portfolio of the PW Trust Company
          Pooled Trust for Employee Benefits Plan                          4,993,532           7,424,309
        Capital Growth Portfolio of the PW Trust Company
          Pooled Trust for Employee Benefits Plan                          9,187,108          13,437,636
        Strategic Balanced Portfolio of the PW Trust Company
          Pooled Trust for Employee Benefits Plan                          4,496,634           6,013,902
        Strategic Growth Portfolio of the PW Trust Company
          Pooled Trust for Employee Benefits Plan                          7,365,727           8,060,243
        Mid-Cap Value Portfolio of the PW Trust Company
          Pooled Trust for Employee Benefits Plan                          4,408,346           5,731,217
        Overseas Equity Portfolio of the PW Trust Company
          Pooled Trust for Employee Benefits Plan                          2,610,250           3,035,032
        S&P 500 Index Portfolio of the PW Trust Company
          Pooled Trust for Employee Benefits Plan                          1,794,599           1,705,377
        Small Company Growth Portfolio of the PW Trust Company
          Pooled Trust for Employee Benefits Plan                            643,058             597,266
        Concentrated Growth Portfolio of the PW Trust Company
          Pooled Trust for Employee Benefits Plan                            302,610             247,326
        Conservative Bond Portfolio of the PW Trust Company
          Pooled Trust For Employee Benefits Plan                            391,232             403,144
        BE Aerospace, Inc. common stock                                    7,161,814           8,318,291
        Loans to participants (6% to 13% annual percentage rate)             242,173             242,173
                                                                         -----------         -----------

                                                                         $51,761,952         $64,413,049
                                                                         ===========         ===========

BE AEROSPACE, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998 (CONTINUED)
-------------------------------------------------------------------------------


                                                                          AS OF DECEMBER 31, 1999
                                                                     --------------------------------
                                                                                            FAIR
                                                                        COST                VALUE
        GIC Portfolio of the PW Trust Company
          Pooled Trust for Employee Benefits Plan                    $ 8,076,531         $ 9,268,859
        Balanced Value Portfolio of the PW Trust Company
          Pooled Trust for Employee Benefits Plan                      4,645,610           7,778,640
        Capital Growth Portfolio of the PW Trust Company
          Pooled Trust for Employee Benefits Plan                      8,598,757          15,557,911
        Strategic Balanced Portfolio of the PW Trust Company
          Pooled Trust for Employee Benefits Plan                      3,502,242           5,334,729
        Strategic Growth Portfolio of the PW Trust Company
          Pooled Trust for Employee Benefits Plan                      5,882,896          10,878,175
        Mid-Cap Value Portfolio of the PW Trust Company
          Pooled Trust for Employee Benefits Plan                      3,727,563           4,198,664
        Overseas Equity Portfolio of the PW Trust Company
          Pooled Trust for Employee Benefits Plan                      2,145,666           3,150,391
        S&P 500 Index Portfolio of the PW Trust Company
          Pooled Trust for Employee Benefits Plan                        953,896           1,044,664
        BE Aerospace, Inc. common stock                                6,505,471           3,317,138
        Loans to participants (6% to 13% APR)                            211,856             211,856
                                                                     -----------         -----------

                                                                     $44,250,488         $60,741,027
                                                                     ===========         ===========


        All investments exceed 5% of net assets available for benefits, except for Overseas Equity Portfolio, S&P Index Portfolio, Small Company Growth Portfolio, Concentrated Growth Portfolio, Conservative Bond Portfolio and loans to participants as of December 31, 2000, and loans to participants and S&P 500 Index Portfolio as of December 31, 1999.

        Investments are in the custody of the Trustee under a trust agreement with the Plan. The Trustee has no authority, however, for the purchase or sale of investments.

        During the years ended December 31, 2000 and 1999, the Plan's investments net appreciation in fair value was $678,441 and $7,491,871, respectively.


3.      ACCRUED PLAN ASSET TRANSFER

        During 1999, BE Aerospace sold its interest in its In-flight Entertainment group to Sextant In-Flight Systems LLC (SIFS). Accordingly, BE Aerospace entered into a plan asset transfer agreement with SIFS whereby the assets held in trust by the Plan for employees of SIFS were transferred to the SIFS

BE AEROSPACE, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998 (CONTINUED)
-------------------------------------------------------------------------------


        Savings Plan (SIFS Plan) on January 3, 2000. All account assets for these employees, including the unvested portion of employer contributions were transferred to the SIFS Plan in accordance with the agreement. A liability for the asset transfer has been accrued as of December 31, 1999, and is reflected in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.


4.      PARTY-IN-INTEREST TRANSACTIONS

        Plan assets are invested in products sold by PW Trust Company and the stock of the Company at December 31, 2000, 1999, and 1998. These entities are trustees as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

                                     ******

                             SUPPLEMENTAL SCHEDULES
                            PROVIDED PURSUANT TO THE
                              DEPARTMENT OF LABOR'S
                              RULES AND REGULATIONS

BE AEROSPACE, INC. SAVINGS PLAN


SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 2000
-------------------------------------------------------------------------------



                                                                  UNITS/                                FAIR
                                                                  RATES             COST                VALUE
GIC Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan                        378,410         $ 8,164,869         $ 9,197,133
Balanced Value Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan                        173,701           4,993,532           7,424,309
Capital Growth Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan                        411,075           9,187,108          13,437,636
Strategic Balanced Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan                        224,706           4,496,634           6,013,902
Strategic Growth Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan                        302,988           7,365,727           8,060,243
Mid-Cap Value Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan                        249,259           4,408,346           5,731,217
Overseas Equity Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan                        127,245           2,610,250           3,035,032
S&P 500 Index Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan                        110,681           1,794,599           1,705,377
Small Company Growth Portfolio of the
  PW Trust Company Pooled Trust for Employee
  Benefits Plan                                                    8,160             643,058             597,266
Concentrated Growth Portfolio of the PW Trust
  Company Pooled Trust for Employee Benefits
  Plan                                                            33,279             302,610             247,326
Conservative Bond Portfolio of the PW Trust
  Company Pooled Trust for Employee Benefits
  Plan                                                            15,381             391,232             403,144
BE Aerospace, Inc. common stock                                  519,903           7,161,814           8,318,291
Loans to participants                                        6% - 13% APR            242,173             242,173
                                                                                 -----------         -----------

                                                                                 $51,761,952         $64,413,049
                                                                                 ===========         ===========

BE AEROSPACE, INC. SAVINGS PLAN
SCHEDULE OF REPORTABLE SERIES OF TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2000
--------------------------------------------------------------------------------

                                                                  PURCHASE         SELLING         COST OF         NET GAIN
                                                                    price            price           asset           (loss)
GIC Portfolio of the PW Trust Company Pooled
  Trust for Employee Benefits Plan -
  277 purchases and 340 sales                                    $ 6,431,891     $ 7,134,335      $ 6,431,891       $ 702,444

Balanced Value Portfolio of the PW Trust Company
  Pooled Trust Company for Employee Benefits Plan -
  108 purchases and 184 sales                                      1,533,135       1,850,742        1,533,135         317,607

Capital Growth Portfolio of the PW Trust Company for
  Employee Benefits Plan - 158 purchases and 207 sales             2,766,744       3,327,750        2,766,744         561,006

Strategic Balanced Portfolio of the PW Trust Company for
  Employee Benefits Plan - 151 purchases and 148 sales             2,112,130       1,501,477        2,112,130        (610,653)

Strategic Growth Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan -
  223 purchases and 218 shares                                     4,046,905       3,884,461        4,046,905        (162,444)

Mid-Cap Value Portfolio of the PW Trust Company for
  Employee Benefits Plan - 120 purchases and 161 sales             1,477,044         875,244        1,477,044        (601,800)

Overseas Equity Portfolio of the PW Trust Company for
  Employee Benefits Plan - 189 purchases and 170 sales             1,782,870       1,847,270        1,782,870          64,400

S&P 500 Index Portfolio of the PW Trust Company for
  Employee Benefits Plan - 173 purchases and 146 sales             1,991,026       1,203,413        1,991,026        (787,613)

Small Company Growth Portfolio Pooled Trust Company
  for Employee Benefits Plan - 104 purchases and 18 sales            704,738          59,191          704,738        (645,547)

Concentrated Growth Portfolio Pooled Trust Company
  for Employee Benefits Plan - 78 purchases and 36 sales             467,441         158,367          467,441        (309,074)

Conservative Bond Portfolio Pooled Trust Company
  for Employee Benefits Plan - 55 purchases and 12 sales             401,093          10,008          401,093        (391,085)

BE Aerospace, Inc. common stock - 12 purchases and 107 sales       2,214,439       1,073,792        1,162,341         (88,549)

BE AEROSPACE, INC. SAVINGS PLAN



                                   SIGNATURE


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   BE AEROSPACE, INC. SAVINGS PLAN




Date: June 28, 2001                By   /s/ Joseph A. Piegari
                                        ------------------------
                                        Plan Administrator
                                        BE AEROSPACE, INC.

                                                                     EXHIBIT 23
INDEPENDENT AUDITORS' CONSENT



We consent to the incorporation by reference in Registration Statement Nos. 333-49806, 333-89145, 333-67825, 333-35527, 333-30578, 333-14037, 33-48119, and
33-82894 of BE Aerospace, Inc. on Form S-8 of our report dated May 30, 2001, appearing in this Annual Report on Form 11-K of BE Aerospace, Inc. Savings Plan for the year ended December 31, 2000.



DELOITTE & TOUCHE LLP

Costa Mesa, California
June 28, 2001